For the period ended (a) 2/28/97
File number (c) 811-4024

                         SUB-ITEM 77 D

          Policies with Respect to Security Investments

     On   October  30,  1996  the  Fund's  shareholders
approved the following changes to the Fund's investment policies:

     Approval of an amendment of the Fund's investment restriction to permit an increase in the borrowing capabilities of the Fund which would allow the Fund to borrow up 33 1/3% of the value of its total assets.